SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2005
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2005

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated January 06, 2005.  Grupo TMM and KCS Announce TFM Notification of Favorable VAT Decision and New Lawsuit Brought by the Mexican Federal Government.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

KANSAS CITY SOUTHERN CONTACTS:
William H. Galligan
Assistant Vice President Investor Relations
816-983-1551
(william.h.galligan@kcsr.com)

MEXICO
Gabriel Guerra
Media Relations
011-525-55-273-5359
(gguerra@gcya.net)

Grupo TMM and KCS Announce TFM Notification of Favorable VAT
Decision and New Lawsuit Brought by the Mexican Federal Government.

México City and Kansas City, Mo. January 6, 2005. Grupo TMM, S.A. (BMV: TMM A and NYSE: TMM) (”TMM”) and Kansas City Southern (NYSE: KSU) (”KCS”) announced that TFM, S.A. de C.V. (”TFM”) was served yesterday with the favorable decision of the Federal Appellate Court, dated November 24, 2004. The decision upholds TFM’s claim that it is entitled to inflation and interest from 1997 on the value added tax (”VAT”) refund it received from the Mexican Government. As previously announced, TFM received a VAT refund certificate on January 19, 2004, in the original amount of its claim (approximately 2.1 billion pesos), without any adjustment for accrued inflation or interest. The Federal Appellate Court has remanded the case to the Fiscal Court with instructions to enter a new order consistent with this decision. The notification of this decision represents another step in the process of recovering the full value of the VAT refund. This decision had been expected and was publicly announced by TMM and KCS on November 29, 2004.

TMM and KCS also announced that TMM, Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (”Grupo TFM”), and TFM have been served with a commercial lawsuit brought before a Mexican Federal Court by the Mexican Federal Government. KCS is also named as a defendant, but it has not yet been served. The Court refused to accept several claims asserted by the Mexican Government in the lawsuit. The Mexican Government has appealed that decision. The Court accepted for consideration the Mexican Government’s request to determine whether the defendants have complied with all of the legal obligations they assumed during the process of the privatization of Ferrocarril del Noreste, S.A. de C.V. (today, TFM). TMM and KCS believe that this issue is without merit and that they have fully satisfied their legal obligations related to the privatization of TFM.

Notwithstanding the ongoing litigation, TMM and KCS will continue discussions with the Mexican Government aimed at resolving the outstanding disputes between the parties over the value added tax refund and the obligation to purchase the remaining shares of TFM, in accordance with law and the applicable agreements.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico and Panama. Its primary holding in the United States is The Kansas City Southern Railway Company. KCS owns 51% of The Texas Mexican Railway Company, which connects The Kansas City Southern Railway Company and TFM. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the United States. KCS' rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States and Mexico. KCS’ web site is www.kcsi.com.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM’s and KCS’ management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM’s and KCS’ respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.